Premier, Inc. Ratio of Earnings to Fixed Charges ($ in thousands)	Exhibit 12.1

	Three Months Ended September 30,				Twelve Months Ended June 30,
	2017		2016		2017		2016		2015		2014		2013
Earnings:
Income before income taxes	$73,380		$81,431		$531,291		$284,882		$271,127		$360,326		$384,812
Less: equity in net income of unconsolidated affiliates	(4,252)		(9,579)		(14,745)		(21,647)		(21,285)		(16,976)		(11,968)
Plus: distributed income of equity investees	—		6,550		6,550		22,093		18,900		15,650		13,491

Adjusted income before taxes	69,128		78,402		523,096		285,328		268,742		359,000		386,335
Fixed charges	2,870		1,401		8,911		6,547		5,917		3,416		2,958

Adjusted earnings	$71,998		$79,803		$532,007		$291,875		$274,659		$362,416		$389,293
Fixed charges:
Interest expense, including capitalized interest	$1,865		$464		$5,226		$2,683		$1,600		$203		$146
Amortized premiums, discounts, and capitalized expenses related to indebtedness	136		136		545		523		530		165		—
Portion of interest in rental expense	869		801		3,140		3,341		3,787		3,048		2,812

Fixed charges	$2,870		$1,401		$8,911		$6,547		$5,917		$3,416		$2,958

Ratio of earnings to fixed charges	25.1	x	57.0	x	59.7	x	44.6	x	46.4	x	106.1	x	131.6	x

Total rent expense	$2,634		$2,426		$9,516		$10,125		$11,475		$9,235		$8,522
Portion representing interest	33%		33%		33%		33%		33%		33%		33%

Portion of interest in rental expense	$869		$801		$3,140		$3,341		$3,787		$3,048		$2,812